Via U.S. Mail and Facsimile


Mail Stop 3-9

	March 4, 2005


John M. Lummis
Executive Vice President and
Chief Financial Officer
RenaissanceRe Holdings Ltd.
Renaissance House
8-12 East Broadway
Pembroke HM 19, Bermuda

Re: 	RenaissanceRe Holdings Ltd.
	SEC File No. 001-14428
	Form 8-K filed February 22, 2005

Dear Mr. Lummis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 8-K Filed February 22, 2005

1. Please disclose the date of the conclusion regarding the non-reliance of the financial statements.

2. Please include a statement of whether the audit committee discussed with the company`s independent accountant the subject matter giving rise to the conclusion.


      Please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response prior to the expiration of the five-day period. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact me, at (202) 942-1788 if you have questions regarding these comments or any other questions.

	Sincerely,



	Joseph J. Roesler
	Staff Accountant
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